FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1. Name and Address of Reporting Person

Hugen, Richard L.

425 Corporate Circle

Golden, CO 80401

2. Issuer Name and Ticker or Trading Symbol

UQM Technologies, Inc. (UQM)

3. IRS or Social Security Number of Reporting Person (Voluntary)

N/A

4. Statement for Month/Year

April, 2002

5. If Amendment, Date of Original (Month/Year)

N/A

6. Relationship of Reporting Person to Issuer

Officer: Vice President Marketing and Sales

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1. Title of Security (Instr. 3)

Line 1 - Common Stock

2. Transaction Date (Month/Day/Year)

Line 1 - N/A

3. Transaction Code (Instr. 8)

Line 1 - N/A

4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

Line 1- N/A

5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

2,303 Shares.

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

All Holdings are Direct

7. Nature of Indirect Beneficial Ownership (Instr. 4)

N/A

TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1. Title of Derivative Security (Instr. 3)

Line 1 - Call Option

2. Conversion or Exercise Price of Derivative Security

Line 1 - $3.70 Per Share

3. Transaction Date (Month/Day/Year)

Line 1 - April 1, 2002

4. Transaction Code (Instr. 8)

Line 1 - Code: A; V: Voluntary

5. Number of Derivative Securities Acquired (A) or Disposed of(D)

(Instr. 3, 4 and 5)

Line 1 - A: 1

6. Date Exercisable and Expiration Date (Month/Day/Year)

Line 1 - Date Exercisable: June 30, 2002; Expiration Date: June 30, 2002

7. Title and Amount of Underlying Securities (Instr. 3 and 4)

Line 1 - Title: Common Stock; Amount: 844 Shares

8. Price of Derivative Security (Instr. 5)

Line 1 - N/A

9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)

Call Options on 70,844 Shares

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

70,844 Shares Direct

11. Nature of Indirect Beneficial Ownership (Instr. 4)

N/A

Explanation of Responses: N/A

**Intentional misstatements or omissions of facts constitute Federal Criminal

Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

/s/Richard L. Hugen July 8, 2002

**Signature of Reporting Person Date